UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NN, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

629337106
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	629337106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,172,246

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,172,246

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,172,246

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.51%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	629337106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,792,981

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,792,981

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,792,981

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	629337106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,792,981

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,792,981

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,792,981

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	629337106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,792,981

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,792,981

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,792,981

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	629337106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,792,981

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,792,981

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,792,981

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	629337106

Item 1.	Security and Issuer.

The name of the issuer is NN, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6210 Ardrey Kell Road, Suite 600, Charlotte, North Carolina 28277. This Schedule 13D amendment relates to the Issuer's common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Fund by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)

The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser. The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 4,172,246 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 4,792,981 Shares beneficially owned by the other Reporting Persons (which include the 4,172,246 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. The net investment cost (including commissions, if any) of the Shares owned by the Reporting Persons is approximately $36,044,462. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons have had discussions with certain representatives of the Issuer and management of the Issuer. The Reporting Persons have entered into a Cooperation Agreement with Issuer pursuant to which the Issuer increased the size of the Issuer’s Board of Directors (the “Board”) from 9 to 10 directors and appointed Dr. Rajeev Gautam to fill the newly created directorship on the recommendation of the Reporting Persons. The Cooperation Agreement is further described in Item 6 below.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.   Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 4,172,246 Shares, constituting 9.51% of the Shares in the aggregate and (ii) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 4,792,981 Shares, constituting 10.92% of the Shares in the aggregate, in each case based upon 43,890,305 Shares outstanding at March 31, 2022, as determined based on reports by the Issuer.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,172,246 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,172,246 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,792,981 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,792,981 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,792,981 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,792,981 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,792,981 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,792,981 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,792,981 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,792,981 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Holders”) hold common stock purchase warrants of the Issuer (the “Warrants”), pursuant to the terms of that certain Securities Purchase Agreement, dated December 5, 2019 (the “Purchase Agreement”). See Exhibit C for the Purchase Agreement.

The Warrants are exercisable, in full or in part, at any time prior to the seventh anniversary of their issuance, at an exercise price of $12.00 per share, subject to customary anti-dilution adjustments in the event of future below market issuances, stock splits, stock dividends, combinations or similar events set forth in the Warrants. The Warrants held by the Reporting Persons are subject to limitations on the right to exercise to the extent that after giving effect to such issuance after exercise, the Reporting Persons (together with the Reporting Persons’ affiliates, any other accounts managed by or over which the Investment Adviser or one of its affiliates has discretionary investment authority, or any other person or entity whose beneficial ownership of Shares would be aggregated with such persons’ beneficial ownership for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934), would beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon exercise of the Warrants). See Exhibit D for the Warrants.

In connection with the issuance of certain Series B Convertible Preferred Stock of the Issuer, par value $0.01 per share (the “Preferred Stock”), previously held by the Corre Holders, all of which has been redeemed by the Issuer for cash, the Issuer entered into a registration rights agreement with the purchasers to provide certain customary demand registration rights exercisable beginning on March 31, 2021, with respect to their shares of common stock, including those underlying the Preferred Stock and Warrants, shares of Preferred Stock, and the Warrants. See Exhibit E for the Registration Rights Agreement.

The Reporting Persons have entered into a Cooperation Agreement with the Issuer as of May 13, 2021. Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board from 9 to 10 directors and appointed Dr. Rajeev Gautam to fill the newly created directorship.  Dr. Gautam will serve as a director with an initial term expiring at the Issuer’s 2021 annual meeting and will be included in the Issuer’s slate of director nominees for election at the 2021 and 2022 annual meeting. The Cooperation Agreement requires the Reporting Persons to, at the Issuer’s 2021 annual meeting and at any meeting of the Issuer’s stockholders held prior to the date of termination of the Standstill Period (as defined below), vote all of its Shares in favor of the election of directors nominated by the Board and otherwise in accordance with the Board’s recommendation with respect to all other matters, subject to certain exceptions for extraordinary transactions, adoption of corporate defenses, and matters with a contrary recommendation from either or both Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC. The Cooperation Agreement, among other things, contains certain customary standstill restrictions that apply to the Reporting Persons during the period from May 13, 2021 until the date that is 20 calendar days prior to the last day of the advance notice period for the submission by shareholders of director nominations for the Issuer’s 2023 annual meeting, as set forth in the advance notice provisions of the Issuer’s Amended and Restated Bylaws (the “Standstill Period”).  During the Standstill Period, the Reporting Persons are, among other things, restricted from engaging in any solicitation of proxies or written consents relating to the Issuer, acquiring any assets of the Issuer, or acquiring any voting stock that would result in the Reporting Persons having beneficial ownership of more than 15.0% of the Issuer’s outstanding common stock. See Exhibit F for the Cooperation Agreement.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

Exhibit D: Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

Exhibit E: Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

Exhibit F: Cooperation Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on May 14, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Management, LLC*

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated April 22, 2022, relating to the common stock, par value $0.01 per share, of NN, Inc. shall be filed on behalf of the undersigned.

April 22, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP By: Corre Partners Advisors, LLC, its general partner

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Advisors, LLC

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Management, LLC

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
John Barrett

/s/ John Barrett

Eric Soderlund

/s/ Eric Soderlund

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

3/11/2022	Common Stock, par value $0.01 per share	41,000		$2.8807 (1)
3/14/2022	Common Stock, par value $0.01 per share	4,132		$2.836 (2)
3/15/2022	Common Stock, par value $0.01 per share	12,542		$2.9251 (3)
3/16/2022	Common Stock, par value $0.01 per share	70		$2.95
3/18/2022	Common Stock, par value $0.01 per share	10,461		$2.948 (4)
3/21/2022	Common Stock, par value $0.01 per share	27,693		$2.871 (5)
3/22/2022	Common Stock, par value $0.01 per share	25,000		$2.884 (6)
3/23/2022	Common Stock, par value $0.01 per share	27,010		$2.7678 (7)
3/24/2022	Common Stock, par value $0.01 per share	25,000		$2.8404 (8)
3/25/2022	Common Stock, par value $0.01 per share	40,000		$2.9243 (9)
3/28/2022	Common Stock, par value $0.01 per share	35,000		$2.8542 (10)
3/29/2022	Common Stock, par value $0.01 per share	16,406		$2.9427 (11)
3/30/2022	Common Stock, par value $0.01 per share	19,504		$2.884 (12)
3/31/2022	Common Stock, par value $0.01 per share	20,753		$2.8751 (13)
4/1/2022	Common Stock, par value $0.01 per share	37,600		$2.8644 (14)
4/4/2022	Common Stock, par value $0.01 per share	2,721		$2.8396 (15)
4/5/2022	Common Stock, par value $0.01 per share	12,233		$2.9098 (16)
4/6/2022	Common Stock, par value $0.01 per share	72,328		$2.8609 (17)
4/7/2022	Common Stock, par value $0.01 per share	37,218		$2.7498 (18)
4/8/2022	Common Stock, par value $0.01 per share	20,577		$2.6649 (19)

4/11/2022	Common Stock, par value $0.01 per share	4,600	$2.5716 (20)
4/12/2022	Common Stock, par value $0.01 per share	15,674	$2.5265 (21)
4/13/2022	Common Stock, par value $0.01 per share	19,115	$2.5286 (22)
4/14/2022	Common Stock, par value $0.01 per share	40,000	$2.4864 (23)
4/18/2022	Common Stock, par value $0.01 per share	66,947	$2.3365 (24)
4/19/2022	Common Stock, par value $0.01 per share	274,619	$2.5998 (25)
4/20/2022	Common Stock, par value $0.01 per share	59,802	$2.7318 (26)
4/21/2022	Common Stock, par value $0.01 per share	69,495	$2.7483 (27)

(1) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.86 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(2) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.785 to $2.85. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(3) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.88 to $2.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(4) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.93 to $2.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(5) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.82 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(6) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.86 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(7) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.71 to $2.85. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(8) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.80 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(9) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.875 to $2.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(10) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.78 to $2.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(11) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.92 to $2.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(12) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.845 to $2.93. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(13) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.81 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(14) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.83 to $2.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(15) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.81 to $2.86. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(16) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.88 to $2.945. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(17) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.74 to $2.99. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(18) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.725 to $2.82. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(19) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.56 to $2.745. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(20) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.56 to $2.58. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(21) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.51 to $2.57. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(22) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.475 to $2.56. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(23) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.45 to $2.54. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(24) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.30 to $2.39. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(25) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.55 to $2.62. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(26) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.64 to $2.75. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(27) The price reported is a weighted average price. These Shares were purchased in multiple transactions within the range of $2.70 to $2.75. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.